Bâtiment Adénine 60 Avenue Rockefeller 69008 Lyon France	VIA EDGAR

November 7, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Donald E. Field
Aamira Chaudhry
Jean Yu

Re:	ERYTECH Pharma S.A.
Registration Statement on Form F-1
File No. 333-220867

Acceleration Request

Requested Date:     Thursday, November 9, 2017

Requested Time:    11:30 A.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on November 9, 2017, at 11:30 a.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Brian Leaf and Courtney Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053, or in his absence, Courtney Thorne at (617) 937-2318. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

ERYTECH PHARMA S.A.

By:	/s/ Gil Beyen
Name: Gil Beyen
Title: Chief Executive Officer

cc:	Eric Soyer, ERYTECH Pharma S.A.
Marc A. Recht, Cooley LLP
Divakar Gupta, Cooley LLP
Brian F. Leaf, Cooley LLP
Courtney T. Thorne, Cooley LLP